Exhibit 99.1

Dated 13 FEBRUARY 2026

SMX (Security Matters) PLC

and

Continental Stock Transfer & Trust Company

__________________________________________

Rights Agreement

__________________________________________

TABLE OF CONTENTS

1.	DEFINITIONS AND INTERPRETATION	2
2.	APPOINTMENT OF RIGHTS AGENT	8
3.	ISSUE OF RIGHT CERTIFICATES	8
4.	FORM OF RIGHT CERTIFICATES	9
5.	COUNTERSIGNATURE AND REGISTRATION	10
6.	TRANSFER, SPLIT UP, COMBINATION AND EXCHANGE OF RIGHT CERTIFICATES; MUTILATED, DESTROYED, LOST OR STOLEN RIGHT CERTIFICATES	10
7.	EXERCISE OF RIGHTS; PURCHASE PRICE; EXPIRATION DATE OF RIGHTS	11
8.	CANCELLATION AND DESTRUCTION OF RIGHT CERTIFICATES	13
9.	AVAILABILITY OF PREFERRED SHARES	13
10.	PREFERRED SHARES RECORD DATE	14
11.	ADJUSTMENT OF PURCHASE PRICE, NUMBER OF SHARES OR NUMBER OF RIGHTS	14
12.	CERTIFICATE OF ADJUSTED PURCHASE PRICE OR NUMBER OF SHARES	17
13.	CONSOLIDATION, MERGER OR SALE OR TRANSFER OF ASSETS OR EARNING POWER	17
14.	FRACTIONAL RIGHTS AND FRACTIONAL SHARES	18
15.	RIGHTS OF ACTION	19
16.	AGREEMENT OF RIGHT HOLDERS	19
17.	RIGHT CERTIFICATE HOLDER NOT DEEMED A SHAREHOLDER	20
18.	CONCERNING THE RIGHTS AGENT	20
19.	MERGER OR CONSOLIDATION OR CHANGE OF NAME OF RIGHTS AGENT	20
20.	DUTIES OF RIGHTS AGENT	21
21.	CHANGE OF RIGHTS AGENT	22
22.	ISSUANCE OF NEW RIGHT CERTIFICATES	23
23.	REDEMPTION	24
24.	NOTICE OF CERTAIN EVENTS	24
25.	NOTICES	25
26.	SUPPLEMENTS AND AMENDMENTS	26
27.	SUCCESSORS	26
28.	BENEFITS OF THIS AGREEMENT	26
29.	SEVERABILITY	26
30.	GOVERNING LAW	26
31.	COUNTERPARTS	27
32.	DESCRIPTIVE HEADINGS	27
33.	FORCE MAJEURE	28

SCHEDULE 1		29
DESIGNATION OF SERIES A PREFERRED SHARES OF SMX (SECURITY MATTERS) PLC		29

SCHEDULE 2		34
FORM OF RIGHT CERTIFICATE AND FORM OF ASSIGNMENT		34
Part 1 : Form of Right Certificate		34
Part 2 : Form of Reverse Side of Right Certificate		36

SCHEDULE 3		39
SUMMARY OF RIGHTS TO PURCHASE PREFERRED SHARES		39

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RIGHTS AGREEMENT (the “Agreement”) dated 13 February 2026

BETWEEN:

(1)	SMX (SECURITY MATTERS) PLC, an Irish public limited company incorporated under the laws of Ireland with registration number 722009 and having its principal place of business at Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6 (the “Company”); and

(2)	CONTINENTAL STOCK TRANSFER & TRUST COMPANY, having its main office at 1 State Street, 30th Floor, New York, NY 10004-1571 as rights agent (the “Rights Agent”), each a “Party” and together, the “Parties”.

BACKGROUND:

The Board of Directors of the Company:

(A)	has authorised the issuance of one preferred share purchase right (a “Right”) for each Ordinary Share (as in this Agreement after defined) of the Company outstanding on the date falling 10 Business Days after the date of this Agreement (the “Record Date”), each Right representing the right to purchase one Preferred Share (as in this Agreement after defined), upon the terms and subject to the conditions in this Agreement set forth; and

(B)	has further authorised and directed the issuance of one Right with respect to each Ordinary Share that shall become outstanding between the Record Date and the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (as such terms are in this Agreement after defined).

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Accordingly, in consideration of the premises and the mutual agreements in this Agreement set forth, the Parties HEREBY AGREE as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

(a)	“Acquiring Person” shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 10% or more of the Ordinary Shares of the Company outstanding at any time after 1 December 2025, but shall not include the Company, any Subsidiary of the Company, any employee of the Company (unless the Board of Directors otherwise determines), any employee benefit plan of the Company or any Subsidiary of the Company, or any entity holding Ordinary Shares for or pursuant to the terms of any such plan. Notwithstanding the foregoing, (i) no Person who Beneficially Owns, as of the time of the public announcement of this Agreement, 10% or more of the Ordinary Shares then outstanding will become an Acquiring Person unless such Person, after the time of the public announcement of this Agreement, becomes the Beneficial Owner of any additional Ordinary Shares (other than pursuant to a dividend or distribution paid or made by the Company on the Ordinary Shares in the form of Ordinary Shares or pursuant to a split or subdivision of the Ordinary Shares), unless, upon becoming the Beneficial Owner of such additional Ordinary Shares, such Person is not then the Beneficial Owner of 10% or more of the Ordinary Shares then outstanding, it being understood that such Person will be considered to be an Acquiring Person upon thereafter becoming the Beneficial Owner of 10% or more of the Ordinary Shares then outstanding unless expressly provided to the contrary under this Agreement; and (ii) no Person shall become an “Acquiring Person” as the result of an acquisition of Ordinary Shares by the Company which, by reducing the number of Ordinary Shares of the Company outstanding, increases the proportionate number of Ordinary Shares of the Company Beneficially Owned by such Person to 10% or more of the Ordinary Shares of the Company then outstanding; provided, however, that, if a Person shall become the Beneficial Owner of 10% or more of the Ordinary Shares of the Company then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional Ordinary Shares of the Company, then such Person shall be deemed to be an “Acquiring Person” unless, upon becoming the Beneficial Owner of such additional Ordinary Shares, such Person is not then the Beneficial Owner of 10% or more of the Ordinary Shares then outstanding, it being understood that such Person will be considered to be an Acquiring Person upon thereafter becoming the Beneficial Owner of 10% or more of the Ordinary Shares then outstanding unless expressly provided to the contrary under this Agreement. Notwithstanding the foregoing, (A) if the Board of Directors of the Company affirmatively determines that a Person who would otherwise be an “Acquiring Person” has become such inadvertently and without any intention of changing or influencing control of the Company, and such Person divests as promptly as practicable a sufficient number of Ordinary Shares so that such Person would no longer be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be an “Acquiring Person” for any purposes of this Agreement or (B) if the Board of Directors of the Company, at any time prior to an Acquiring Person Board Change, affirmatively determines that a Person who would otherwise be an “Acquiring Person” shall not be deemed to be an “Acquiring Person”, then such Person shall not be deemed to be an “Acquiring Person” for any purposes of this Agreement. Notwithstanding the foregoing, if a bona fide swaps dealer who would otherwise be an “Acquiring Person” has become so as a result of its actions in the ordinary course of its business that the Board of Directors of the Company determines, in its sole discretion, were taken without the intent or effect of evading or assisting any other Person to evade the purposes and intent of this Agreement, or otherwise seeking to control or influence the management or policies of the Company, then, and unless and until the Board of Directors shall otherwise determine, such Person shall not be deemed to be an “Acquiring Person” for any purposes of this Agreement. For all purposes of this paragraph (a), the modification (directly or indirectly) of any derivative instrument or transaction that on the date of this Agreement is not by its terms exchangeable or exercisable for, or convertible into, Ordinary Shares to provide for the possibility of, or the exchange or settlement of any such instrument or transaction for, the issuance or transfer of Ordinary Shares or an instrument or transaction providing for the issuance or transfer of Ordinary Shares will be deemed to be an acquisition of Beneficial Ownership of additional Ordinary Shares (regardless of whether, thereafter or as a result thereof, there is an increase, decrease or no change in the percentage of Ordinary Shares then outstanding that are Beneficially Owned by such Person);

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(b)	“Acquiring Person Board Change” shall mean a change made to the composition of the Board of Directors of the Company (i) effected by any steps taken by any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 10% or more of the Ordinary Shares of the Company but for the purpose of this paragraph (b), a Person shall not include the Company, any Subsidiary of the Company, any employee of the Company (unless the Board of Directors otherwise determines), any employee benefit plan of the Company or any Subsidiary of the Company, or any entity holding Ordinary Shares for or pursuant to the terms of any such plan or (ii) any director appointed pursuant to a resolution at any meeting of the shareholders of the Company not proposed by the Board of Directors;

(c)	“Affiliate” shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act as in effect on the date of this Agreement;

(d)	“Articles” shall mean the articles of association of the Company as amended from time to time;

(e)	“Associate” shall (i) have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act as in effect on the date of this Agreement and/or (ii) include, without limitation, any person acting in concert with such person, within the meaning ascribed to such term in the Irish Takeover Panel Act, 1997, Takeover Rules, 2022;

(f)	a Person shall be deemed the “Beneficial Owner” of and shall be deemed to “Beneficially Own” any securities:

(i)	which such Person or any of such Person’s Affiliates or Associates beneficially owns, directly or indirectly;

(ii)	which such Person or any of such Person’s Affiliates or Associates has

(A)	the legal, equitable or contractual right or obligation to acquire (whether directly or indirectly and whether such right is exercisable, or such obligation is required to be performed, immediately or only after the passage of time, upon compliance with regulatory requirements, upon satisfaction of one or more conditions (whether or not within the control of such Person), or otherwise) (a) pursuant to any agreement, arrangement or understanding whether or not in writing (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities), (b) upon the exercise of conversion rights, exchange rights, rights (other than these Rights), warrants or options, or otherwise, (c) pursuant to the power to revoke a trust, discretionary account or similar arrangement; (d) pursuant to the power to terminate a repurchase or similar so-called “stock borrowing” agreement, arrangement or understanding; or (e) pursuant to the automatic termination of a trust, discretionary account or similar arrangement; PROVIDED HOWEVER that a Person shall not be deemed the Beneficial Owner of, or to Beneficially Own, securities tendered pursuant to a tender, exchange or takeover offer made by or on behalf of such Person or any of such Person’s Affiliates or Associates until such tendered securities are accepted for purchase or exchange; the right, directly or indirectly, to vote (including the power to vote or to direct the voting of) or dispose (or direct the disposition) of or has “beneficial ownership” of (as determined pursuant to Rule 13d-3 of the General Rules and Regulations promulgated under the Exchange Act, as in effect on the date of this Agreement), including pursuant to any agreement, arrangement or understanding whether or not in writing; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to Beneficially Own, any security as a result of an agreement, arrangement or understanding (whether or not in writing) to vote such security that:

(I)	arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations promulgated under the Exchange Act; and

(II)	is not also then reportable on Schedule 13D under the Exchange Act (or any comparable or successor report);

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(iii)	which are beneficially owned, directly or indirectly, by any other Person with which such Person or any of such Person’s Affiliates or Associates has any agreement, arrangement or understanding whether or not in writing (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities) for the purpose of acquiring, holding, voting (except to the extent contemplated by the proviso to Clause 1.1(f)(ii)(A) of this Agreement) or disposing of any securities of the Company, it being understood that any stockholder of the Company, together with any Affiliate, Associate or other person who may be deemed to be a representative of such stockholder who is then serving as a director of the Company, will not be deemed to be the Beneficial Owner of, to have Beneficial Ownership of or to Beneficially Own any securities of the Company held by any other Person as a result of (A) any Person affiliated or otherwise associated with such stockholder serving as a director of the Company or taking any action in connection therewith; (B) discussing the status of its securities with the Company or other stockholders of the Company that are similarly situated; or (C) voting or acting in a manner similar to other stockholders of the Company that are similarly situated; or

(iv)	which are the subject of a derivative transaction entered into by such Person or any of such Person’s Affiliates or Associates, including, for these purposes, any derivative instrument (whether or not presently exercisable) acquired by such Person, or any of such Person’s Affiliates or Associates, that gives such Person, or any of such Person’s Affiliates or Associates, the economic equivalent of direct or indirect ownership of, or opportunity to obtain ownership of, an amount of securities where the value of the derivative is determined in whole or in part with reference to, or derived in whole or in part from, the price or value of such securities, or that provides such Person, or any of such Person’s Affiliates or Associates, an opportunity, directly or indirectly, to profit, or to share in any profit derived from, any change in the value of such securities, in any case without regard to whether (A) the derivative conveys any voting rights in such securities to such Person, or any of such Person’s Affiliates or Associates; (B) the derivative is required to be, or capable of being, settled through delivery of such securities, cash or other property; or (C) such Person, or any of such Person’s Affiliates or Associates, may have entered into other transactions that hedge the economic effect of the derivative (it being understood that in determining the number of shares of Ordinary Shares that the subject Person will be deemed to Beneficially Own by virtue of the operation of this paragraph (f)(iv), the subject Person will be deemed to Beneficially Own (without duplication) the notional or other number of shares of Ordinary Shares that, pursuant to the documentation evidencing the derivative position, may be acquired upon the exercise or settlement of the applicable right or as the basis upon which the value or settlement amount of such right, or the opportunity of the holder of such right to profit or share in any profit, is to be calculated, in whole or in part, and in any case (or if no such number of shares of Ordinary Shares is specified in such documentation or otherwise) as determined by the Board in good faith to be the number of shares of Ordinary Shares to which the derivative position relates);

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(g)	“Business Day” shall mean any day other than a Saturday, a Sunday, or a day on which banking institutions in the state of Massachusetts are authorised or obligated by law or executive order to close;

(h)	“Clause 13 Event” means any event described in Clause 13;

(i)	“Close of Business” on any given date shall mean 5:00 p.m., Eastern time, on such date; provided, however, that, if such date is not a Business Day, it shall mean 5:00 p.m., Eastern time, on the next succeeding Business Day;

(j)	“Distribution Date” means the earlier of (i) the Close of Business on the 10th Business Day (or such later date as may be determined by the Board of Directors) after the Shares Acquisition Date (or, if the 10th Business Day after the Shares Acquisition Date occurs before the Record Date, then the Close of Business on the Record Date); or (ii) the Close of Business on the 10th Business Day (or, if such 10th Business Day occurs before the Record Date, then the Close of Business on the Record Date) (or such later date as may be determined by the Board of Directors) after the date that a tender or exchange offer by any Person (other than Company, any Subsidiary of the Company, any employee benefit plan of the Company or any Subsidiary of the Company, or any entity holding Ordinary Shares for or pursuant to the terms of any such plan) is first published, sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations promulgated under the Exchange Act if, assuming the successful consummation thereof, such Person would be an Acquiring Person. If any tender or exchange offer referred to in Clause (j) of this paragraph (i) is cancelled, terminated or otherwise withdrawn prior to the Distribution Date without the purchase or exchange of any shares of Ordinary Shares pursuant thereto, then such offer will be deemed, for purposes of this paragraph (i), never to have been made;

(k)	“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended;

(l)	“Final Expiration Date” shall have the meaning set forth in Clause 7.1 of this Agreement;

(m)	“NASDAQ” shall mean the National Association of Securities Dealers, Inc. Automated Quotation System;

(n)	“Ordinary Shares” when used with reference to the Company shall mean the ordinary shares, par value US$0.00000000002502543568 per share, of the Company on the date of this Agreement or such Ordinary Shares of the Company as are in issue on the Record Date as a result of any consolidation of such Ordinary Shares. “Ordinary Shares” when used with reference to any Person other than the Company shall mean the capital stock (or equity interest) with the greatest voting power of such other Person or, if such other Person is a Subsidiary of another Person, the Person or Persons which ultimately control such first-mentioned Person;

(o)	“Person” shall mean any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organisation or other entity, and shall include any successor (by merger or otherwise) of such entity, as well as any group under Rule 13d-5(b)(1) of the Exchange Act;

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(p)	“Preferred Shares” shall mean shares of Series A Preferred Shares, par value US$0.0001 per share, of the Company having the rights and preferences set forth in the Form of Designation of Preferred Shares attached to this Agreement as Schedule 1;

(q)	“Purchase Price” shall have the meaning set forth in Clause 4 of this Agreement;

(r)	“Record Date” shall have the meaning set forth in the second paragraph of this Agreement;

(s)	“Redemption Date” shall have the meaning set forth in Clause 7.1 of this Agreement;

(t)	“Redemption Price” shall have the meaning set forth in Clause 23.1 of this Agreement;

(u)	“Right” shall have the meaning set forth in Background paragraph (A) of this Agreement;

(v)	“Right Certificate” shall have the meaning set forth in Clause 3.1 of this Agreement;

(w)	“Shares Acquisition Date” shall mean the first date of public confirmation by the Company that an Acquiring Person has become such;

(x)	“Subsidiary” of any Person shall mean any corporation or other entity of which a majority of the voting power of the voting equity securities or equity interest is owned, directly or indirectly, by such Person;

(y)	“Summary of Rights” shall have the meaning set forth in Clause 3.5 of this Agreement;

(z)	“Trading Day” shall have the meaning set forth in Clause 11.7 of this Agreement; and

(aa)	“Triggering Event” means the earliest time a person becomes an Acquiring Person or a Clause 13 Event.

1.2	Interpretation

(a)	Any references to a document, agreement or law shall mean such document, agreement or law as amended from time to time.

(b)	Unless the context of this Agreement otherwise requires, (i) when a reference is made in this Agreement to a Clause, Section or Schedule that reference is to a Clause, Section or Schedule to this Agreement, as applicable, and (ii) references to a “paragraph” or “sub-clause” are to separate paragraphs of the Clause or Section in which the reference occurs. All Schedules to this Agreement or referred to in this Agreement are incorporated in and made a part of this Agreement.

(c)	When used in this Agreement, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.”

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(d)	Unless the context of this Agreement otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(e)	The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(f)	When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars.

(g)	The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning. All terms defined in this Agreement will have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement unless otherwise defined in such certificate or document.

(h)	References to any Person include references to such Person’s successors and permitted assigns, and, in the case of any governmental authority, to any Person succeeding to its functions and capacities.

(i)	References to “writing” mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether in electronic form or otherwise. “Written” will be construed in the same manner.

(j)	A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto.

(k)	The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision of this Agreement.

(l)	Unless otherwise indicated, (i) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded; (ii) the measure of a period of one month or year for purposes of this Agreement will be the day of the following month or year corresponding to the starting date; and (iii) if no corresponding date exists, then the end date of such period being measured will be the next actual day of the following month or year (for example, one month following 18 February is 18 March and one month following 31 March is 1 May). References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.

(m)	Whenever this Agreement refers to a number of days, that number will refer to calendar days unless Business Days are specified. Any reference to a “month” means a calendar month.

(n)	No summary of this Agreement or any Schedule or other document delivered with this Agreement will affect the meaning or interpretation of this Agreement or such Schedule or document.

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(o)	For all purposes of this Agreement, any calculation of the number of shares outstanding at any particular time, including for purposes of determining the particular percentage of the outstanding shares of which any Person is the Beneficial Owner, will include the number of shares not outstanding at the time of such calculation that such Person is otherwise deemed to Beneficially Own for purposes of this Agreement, but the number of shares not outstanding that such Person, together with all Affiliates and Associates of such Person, is otherwise deemed to Beneficially Own for purposes of this Agreement will not be deemed to be outstanding for the purpose of computing the percentage of outstanding shares that are Beneficially Owned by any other Person (unless such other Person is also otherwise deemed to Beneficially Own for purposes of this Agreement such shares not outstanding).

2.	Appointment of Rights Agent

The Company hereby appoints the Rights Agent to act as agent for the Company in accordance with the terms and conditions of this Agreement, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint such co-Rights Agents as it may deem necessary or desirable, upon ten (10) days’ prior written notice to the Rights Agent. The Rights Agent shall have no duty to supervise, and shall in no event be liable for the acts or omissions of any such co-Rights Agent.

3.	Issue of Right Certificates

3.1	Until the Distribution Date:

(a)	the Rights will be evidenced (subject to the provisions of Clause 3.5 of this Agreement) by the certificates for Ordinary Shares of the Company, if any, registered in the names of the holders thereof (which certificates shall also be deemed to be Right Certificates) and not by separate Right Certificates;

(b)	the right to receive Right Certificates will be transferable only in connection with the transfer of Ordinary Shares of the Company (including a transfer to the Company).

3.2	As soon as practicable after the Distribution Date, the Company will prepare and execute, the Rights Agent will countersign, and the Company will send or cause to be sent (and the Rights Agent will, if requested, send) by first-class, insured, postage-prepaid mail, to each record holder of Ordinary Shares of the Company as of the Close of Business on the Distribution Date, at the address of such holder shown on the records of the Company, a Right Certificate, in substantially the form of Schedule 2 to this Agreement (a “Right Certificate”), evidencing one Right for each Ordinary Share so held , subject to adjustment as provided in this Agreement.

3.3	As of the Distribution Date, the Rights will be evidenced solely by such Right Certificates. Nothing in this Agreement shall require the issuance of certificates for Ordinary Shares of the Company. References in this Agreement to certificates for Ordinary Shares or any other securities shall be deemed to include, in the case of any such Ordinary Shares or other securities that may be held in uncertificated form, book-entry interests in respect of this Agreement on the records of the transfer agent therefor.

3.4	On the Distribution Date, or as soon as practicable thereafter, the Company will send a copy of a Summary of Rights to purchase Preferred Shares, in substantially the form of Schedule 3 to this Agreement (the “Summary of Rights”) to each record holder of Ordinary Shares as of the Close of Business on the Record Date, at the address of such holder shown on the records of the Company. With respect to certificates for Ordinary Shares of the Company outstanding as of the Record Date, until the Distribution Date, the Rights will be evidenced by such certificates registered in the names of the holders of this Agreement together with a copy of the Summary of Rights attached to this Agreement at Schedule 3. Until the Distribution Date (or the earlier of the Redemption Date or the Final Expiration Date), the surrender for transfer of any certificate for Ordinary Shares of the Company outstanding on the Record Date or the transfer of any uncertified Ordinary Shares registered in book entry form, with or without a copy of the Summary of Rights attached to this Agreement, shall also constitute the transfer of the Rights associated with the Ordinary Shares of the Company represented thereby.

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3.5	Certificates for Ordinary Shares which become outstanding (including, without limitation, reacquired Ordinary Shares referred to in the last sentence of this paragraph 3.5) after the Record Date but prior to the earliest of the Distribution Date, the Redemption Date or the Final Expiration Date shall have impressed on, printed on, written on or otherwise affixed to them the legend written as follows (or a substantially similar legend to the same effect):

This certificate also evidences and entitles the holder of this Certificate to certain rights as set forth in an Agreement between SMX (SECURITY MATTERS) PLC and Continental Stock Transfer & Trust Company, dated as of 13 February 2026, as it may be amended from time to time (the “Agreement”), the terms of which are hereby incorporated in this Agreement by reference and a copy of which is on file at the principal executive offices of SMX (SECURITY MATTERS) PLC. Under certain circumstances, as set forth in the Agreement, such Rights (as defined in the Agreement) will be evidenced by separate certificates and will no longer be evidenced by this certificate.

SMX (SECURITY MATTERS) PLC will mail to the holder of this certificate a copy of the Agreement without charge after receipt of a written request therefor. As set forth in the Agreement, Rights Beneficially Owned by any Person (as defined in the Agreement) who becomes an Acquiring Person (as defined in the Agreement) become null and void.

3.6	With respect to such certificates containing the foregoing legend, until the Distribution Date, the Rights associated with the Ordinary Shares of the Company represented by such certificates shall be evidenced by such certificates alone, and the surrender for transfer of any such certificate shall also constitute the transfer of the Rights associated with the Ordinary Shares of the Company represented thereby. In the event that the Company purchases, redeems or acquires any Ordinary Shares of the Company after the Record Date but prior to the Distribution Date, any Rights associated with such Ordinary Shares of the Company shall be deemed cancelled and retired so that the Company shall not be entitled to exercise any Rights associated with the Ordinary Shares of the Company which are no longer outstanding. Notwithstanding this Clause 3.6, the omission of a legend shall not affect the enforceability of any part of this Agreement or the rights of any holder of the Rights.

3.7	At any time a holder of Ordinary Shares or a Beneficial Owner may waive or defer its Rights by notice in writing to the Company. The Company shall have no obligation to keep any such Person informed of any matter arising out of or in connection with the Rights or this Agreement and the relevant Person who has waived or deferred its Rights shall have no rights arising out of or in connection with the Rights or this Agreement.

4.	Form of Right Certificates

4.1	The Right Certificates (and the forms of election to purchase Preferred Shares and of assignment to be printed on the reverse of this Agreement) shall be substantially the same as Schedule 2 to this Agreement, and may have such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any applicable law or with any applicable rule or regulation made pursuant to this Agreement or with any applicable rule or regulation of any stock exchange or the Financial Industry Regulatory Authority, or to conform to usage.

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4.2	Subject to the provisions of Clause 22 of this Agreement, the Right Certificates shall entitle the holders of this Agreement to purchase such number of Preferred Shares as shall be set forth in this Agreement at the price per Preferred Share of US$0.0001 (the “Purchase Price”) and the Purchase Price shall be subject to adjustment as provided in this Agreement.

5.	Countersignature and Registration

5.1	The Right Certificates shall be executed on behalf of the Company either manually or by electronic signature.

5.2	The Right Certificates shall be countersigned, either manually or by electronic signature, by the Rights Agent and shall not be valid for any purpose unless countersigned.

5.3	In case any officer of the Company who shall have signed any of the Right Certificates shall cease to be such officer of the Company before countersignature by the Rights Agent and issuance and delivery by the Company, such Right Certificates, nevertheless, may be countersigned by the Rights Agent and issued and delivered by the Company with the same force and effect as though the individual who signed such Right Certificates had not ceased to be such officer of the Company; and any Right Certificate may be signed on behalf of the Company by any individual who, at the actual date of the execution of such Right Certificate, shall be a proper officer of the Company to sign such Right Certificate, although at the date of the execution of this Agreement any such individual was not such an officer.

5.4	Following the Distribution Date, the Rights Agent will keep or cause to be kept, at its principal office, books for registration and transfer of the Right Certificates issued hereunder. Such books shall show the names and addresses of the respective holders of the Right Certificates, the number of Rights evidenced on its face by each of the Right Certificates and the date of each of the Right Certificates. The Rights Agent will not register, or permit to be registered, any transfer or exchange of any Rights Certificates (or the underlying Rights) that have become null and void pursuant to Clause 7.6, have been redeemed pursuant to Clause 23 or have been exchanged pursuant to Clause 6.

6.	Transfer, Split Up, Combination and Exchange of Right Certificates; Mutilated, Destroyed, Lost or Stolen Right Certificates

6.1	Subject to the provisions of Clause 14 of this Agreement, at any time after the Close of Business on the Distribution Date, and at or prior to the Close of Business on the earlier of the Redemption Date or the Final Expiration Date, any Right Certificate or Right Certificates (other than Right Certificates representing Rights that have become void pursuant to Clause 11.3 of this Agreement or that have been exchanged pursuant to Clause 6 of this Agreement) may be transferred, split up, combined or exchanged for another Right Certificate or Right Certificates entitling the registered holder to purchase a like number of Preferred Shares as the Right Certificate or Right Certificates surrendered then entitled such holder to purchase.

6.2	Any registered holder desiring to transfer, split up, combine or exchange any Right Certificate or Right Certificates shall make such request in writing delivered to the Rights Agent, and shall surrender the Right Certificate or Right Certificates to be transferred, split up, combined or exchanged at the principal office of the Rights Agent. Thereupon the Rights Agent shall countersign and deliver to the Person entitled to this Agreement a Right Certificate or Right Certificates, as the case may be, as so requested.

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6.3	The Company may require payment of a sum sufficient to cover any tax or charge that may be imposed in connection with any transfer, split up, combination or exchange of Right Certificates.

6.4	Upon receipt by the Company and the Rights Agent of evidence reasonably satisfactory to them of the loss, theft, destruction or mutilation of a Right Certificate, and, in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to them, and, at the Company’s request, reimbursement to the Company and the Rights Agent of all reasonable expenses incidental to this Agreement, and upon surrender to the Rights Agent and cancellation of the Right Certificate if mutilated, the Company will make and deliver a new Right Certificate of like tenor to the Rights Agent for delivery to the registered holder in lieu of the Right Certificate so lost, stolen, destroyed or mutilated.

6.5	Notwithstanding any other provisions of this Agreement, the Company and the Rights Agent may amend this Agreement to provide for uncertificated Rights in addition to or in place of Rights evidenced by Rights Certificates.

7.	Exercise of Rights; Purchase Price; Expiration Date of Rights

7.1	The registered holder of any Right Certificate may exercise the Rights evidenced thereby (except as otherwise provided in this Agreement), in whole or in part, on any Business Day at or after the Distribution Date, upon surrender of the Right Certificate, with the form of election to purchase on the reverse side of this Agreement duly executed, to the Rights Agent at the principal office of the Rights Agent, together with payment of the Purchase Price for each Preferred Share as to which the Rights are exercised, at or prior to the earliest of:

(a)	the Close of Business on the first anniversary of the date of this Agreement (the “Final Expiration Date”);

(b)	the time at which the Rights are redeemed as provided in Clause 23 of this Agreement (the “Redemption Date”); or

(c)	the date upon which the liquidation preference, and all interest thereon, has been paid by the Company to the holders of the issued Preferred Shares (the “Payout Date”),

and no holder of any Right Certificate shall have any rights in respect of any Rights, Right Certificates or Preferred Shares at any time after the earliest of the Final Expiration Date, the Redemption Date or the Payout Date save to the extent a holder of any Right Certificate exercised the Rights evidenced thereby prior to such date.

7.2	The Purchase Price for each Preferred Share purchasable pursuant to the exercise of a Right shall initially be US$0.0001, and shall be subject to adjustment from time to time as provided in Clause 11 or 13 of this Agreement, and shall be payable in lawful money of the United States of America in accordance with Clause 7.4 below.

7.3	Notwithstanding anything to the contrary in this Agreement, in no event shall the amount of cash payable for any Preferred Share or ordinary share issuable pursuant to any Right or Rights be less than the nominal value of such Preferred Share or ordinary share.

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7.4	Upon receipt of a Right Certificate representing exercisable Rights, with the form of election to purchase duly executed, accompanied by payment of the Purchase Price for the shares to be purchased and an amount equal to any applicable transfer tax required to be paid by the holder of such Right Certificate in accordance with Clause 9 of this Agreement by cash or by certified check, cashier’s check or money order payable to the order of the Company, the Rights Agent shall thereupon promptly:

(a)	requisition from any transfer agent of the Preferred Shares certificates for the number of Preferred Shares to be purchased or, in the case of uncertificated shares or other securities, requisition from the transfer agent a notice setting forth such number of shares or other securities to be purchased for which registration will be made on the transfer books of the Company, and the Company hereby irrevocably authorises any such transfer agent to comply with all such requests;

(b)	if applicable, requisition from the depositary agent depositary receipts representing such fractional number of Preferred Shares as are to be purchased (in which case certificates for the Preferred Shares represented by such receipts shall be deposited by the transfer agent of the Preferred Shares with such depositary agent) and the Company hereby directs such depositary agent to comply with such request;

(c)	when appropriate, requisition from the Company the amount of cash to be paid in lieu of issuance of fractional shares in accordance with Clause 14 of this Agreement;

(d)	after receipt of such certificates or depositary receipts, cause the same to be delivered to or upon the order of the registered holder of such Right Certificate, registered in such name or names as may be designated by such holder; and

(e)	when appropriate, after receipt, deliver such cash to or upon the order of the registered holder of such Right Certificate.

7.5	In case the registered holder of any Right Certificate shall exercise less than all the Rights evidenced thereby, a new Right Certificate evidencing Rights equivalent to the Rights remaining unexercised shall be issued by the Rights Agent to the registered holder of such Right Certificate or to such holder’s duly authorised assigns, subject to the provisions of Clause 14 of this Agreement.

7.6	Prohibited Issuances. Notwithstanding anything to the contrary in this Agreement, from and after the first occurrence of a Triggering Event, any Rights that are or were acquired or Beneficially Owned by (i) an Acquiring Person or an Affiliate or Associate of an Acquiring Person, (ii) a transferee of an Acquiring Person (or an Affiliate or Associate of an Acquiring Person) who becomes a transferee after the Acquiring Person becomes such (a “Post-Event Transferee”), (iii) a transferee of an Acquiring Person (or an Affiliate or Associate of an Acquiring Person) who becomes a transferee prior to or concurrently with the Acquiring Person becoming such and receives such Rights pursuant to either (A) a transfer (whether or not for consideration) from the Acquiring Person (or an Affiliate or Associate of the Acquiring Person) to holders of equity interests in such Acquiring Person (or an Affiliate or Associate of such Acquiring Person) or to any Person with whom the Acquiring Person (or an Affiliate or Associate of the Acquiring Person) has any continuing agreement, arrangement or understanding whether or not in writing regarding the transferred Rights or (B) a transfer that the Board has determined is part of a plan, arrangement or understanding that has as a primary purpose or effect the avoidance of this Clause 7.6 (a “Pre-Event Transferee”), (iv) any subsequent transferee receiving transferred Rights from a Post-Event Transferee or a Pre-Event Transferee, either directly or through one or more intermediate transferees (a “Subsequent Transferee”), or (v) any nominee of any of the foregoing will, in each case, become null and void without any further action, and no holder (whether or not such holder is an Acquiring Person or an Affiliate or Associate of an Acquiring Person) of such Rights will have any rights whatsoever (including the right to exercise) with respect to such Rights or any Rights Certificates that formerly evidenced such Rights, whether pursuant to any provision of this Agreement or otherwise. From and after the first occurrence of a Triggering Event, no Rights Certificate will be issued pursuant to this Agreement (including to an Acquiring Person, an Affiliate or Associate of an Acquiring Person, a Post-Event Transferee, a Pre-Event Transferee, a Subsequent Transferee or any nominee of any of the foregoing) that represents one or more Rights that are or have become null and void pursuant to this Clause 7.6 or with respect to any Ordinary Shares otherwise deemed to be Beneficially Owned by any of the foregoing, and any Rights Certificate delivered to the Rights Agent that represents Rights that are or have become null and void pursuant to this Clause 7.6 will be cancelled. The Company will use all reasonable efforts to ensure that the provisions of this Clause 7.6 and Clause 3.5 are complied with, but neither the Company nor the Rights Agent will have any liability to any holder of Rights Certificates or to any other Person as a result of the Company’s failure to make any determinations with respect to an Acquiring Person, an Affiliate or Associate of an Acquiring Person, a Post-Event Transferee, a Pre-Event Transferee, a Subsequent Transferee or any nominee of any of the foregoing. The Company will provide the Rights Agent with written notice of the identity of any such Acquiring Person, Affiliate or Associate of an Acquiring Person, Post-Event Transferee, Pre-Event Transferee, Subsequent Transferee or any nominee of any of the foregoing, and the Rights Agent may rely on such notice in carrying out its duties pursuant to this Agreement and will be deemed not to have any knowledge of the identity of any such Person unless and until it has received such notice.

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8.	Cancellation and Destruction of Right Certificates

8.1	All Right Certificates surrendered for the purpose of exercise, transfer, split up, combination or exchange shall, if surrendered to the Company or to any of its agents, be delivered to the Rights Agent for cancellation or in cancelled form, or, if surrendered to the Rights Agent, shall be cancelled by it, and no Right Certificates shall be issued in lieu of this Agreement except as expressly permitted by any of the provisions of this Agreement.

8.2	The Company shall deliver to the Rights Agent for cancellation and retirement, and the Rights Agent shall so cancel and retire, any other Right Certificate purchased or acquired by the Company otherwise than upon the exercise of this Agreement.

8.3	The Rights Agent shall deliver all cancelled Right Certificates to the Company, or shall, at the written request of the Company, destroy such cancelled Right Certificates, and, in such case, shall deliver a certificate of destruction this Agreement to the Company.

9.	Availability of Preferred Shares

9.1	The Company covenants and agrees that it will keep reserved and available out of its authorised and unissued Preferred Shares or any Preferred Shares held in its treasury the number of Preferred Shares that will be sufficient to permit the exercise in full of all outstanding Rights in accordance with Clause 7 of this Agreement.

9.2	The Company covenants and agrees that it will take all such action as may be necessary to ensure that all Preferred Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Preferred Shares (subject to payment of the Purchase Price), be duly and validly authorised and issued and fully paid and nonassessable shares.

9.3	The Company further covenants and agrees that it will, or will procure that a subsidiary of the Company will, pay when due and payable any and all federal and state transfer taxes and charges which may be payable in respect of the issuance or delivery of the Right Certificates or of any Preferred Shares upon the exercise of Rights.

9.4	The Company shall not, however, be required to pay any transfer tax which may be payable in respect of any transfer or delivery of Right Certificates to a Person other than, or the issuance or delivery of certificates or depositary receipts for the Preferred Shares in a name other than that of, the registered holder of the Right Certificate evidencing Rights surrendered for exercise or to issue or to deliver any certificates or depositary receipts for Preferred Shares upon the exercise of any Rights until any such tax shall have been paid (any such tax being payable by the holder of such Right Certificate at the time of surrender) or until it has been established to the Company’s reasonable satisfaction that no such tax is due.

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10.	Preferred Shares Record Date

10.1	Each Person in whose name any certificate for Preferred Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Preferred Shares represented thereby on, and such certificate shall be dated, the date upon which the Right Certificate evidencing such Rights was duly surrendered and payment of the Purchase Price (and any applicable transfer taxes) was made; provided, however, that, if the date of such surrender and payment is a date upon which the Preferred Shares transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Preferred Shares transfer books of the Company are open.

10.2	Prior to the exercise of the Rights evidenced thereby, the holder of a Right Certificate shall not be entitled to any rights of a holder of Preferred Shares for which the Rights shall be exercisable, including, without limitation, the right to vote, to receive dividends or other distributions or to exercise any pre-emptive rights, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided in this Agreement.

11.	Adjustment of Purchase Price, Number of Shares or Number of Rights

11.1	The Purchase Price, the number of Preferred Shares covered by each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Clause 11.

11.2	In the event the Company shall at any time after the date of this Agreement:

(a)	declare a dividend on the Preferred Shares payable in Preferred Shares;

(b)	subdivide the outstanding Preferred Shares;

(c)	consolidate the outstanding Preferred Shares into a smaller number of Preferred Shares; or

(d)	issue any shares of its capital stock in a reclassification of the Preferred Shares (including any such reclassification in connection with a share exchange, consolidation, merger or scheme of arrangement in which the Company is the continuing or surviving entity), except as otherwise provided in this Clause 11 the Purchase Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, consolidation or reclassification, and the number and kind of shares of capital stock issuable on such date, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive the aggregate number and kind of shares of capital stock which, if such Right had been exercised immediately prior to such date and at a time when the Preferred Shares transfer books of the Company were open, such holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, consolidation or reclassification PROVIDED, HOWEVER, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company issuable upon exercise of one Right.

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11.3	Subject to Clause 24 of this Agreement, in the event any Person becomes an Acquiring Person, each holder of a Right shall thereafter have a right to receive, upon exercise of this Agreement at a price equal to the then current Purchase Price multiplied by the number of Preferred Shares for which a Right is then exercisable, in accordance with the terms of this Agreement.

11.4	In the event that any Person shall become an Acquiring Person and the Rights shall then be outstanding, the Company shall not take any action which would eliminate or diminish the benefits intended to be afforded by the Rights.

11.5	From and after the occurrence of such event, any Rights that are or were acquired or Beneficially Owned by any Acquiring Person (or any Associate or Affiliate of such Acquiring Person) shall be null and void without any further action, and any holder of such Rights shall thereafter have no right to exercise such Rights under any provision of this Agreement or otherwise. Neither the Company nor the Rights Agent shall have liability to any holder of Right Certificates or other Person as a result of its failure to make any determinations with respect to an Acquiring Person or its Affiliates, Associates or transferees hereunder. No Right Certificate shall be issued pursuant to Clause 3 of this Agreement that represents Rights Beneficially Owned by an Acquiring Person whose Rights would be void pursuant to the preceding sentence or any Associate or Affiliate of this Agreement; no Right Certificate shall be issued at any time upon the transfer of any Rights to an Acquiring Person whose Rights would be void pursuant to the preceding sentence or any Associate or Affiliate of this Agreement or to any nominee of such Acquiring Person, Associate or Affiliate or with respect to any Ordinary Shares otherwise deemed to be Beneficially Owned by any of the foregoing; and any Right Certificate delivered to the Rights Agent for transfer to an Acquiring Person or other Person whose Rights would be void pursuant to the preceding sentence shall be cancelled.

11.6	In the event that there shall not be sufficient Preferred Shares issued but not outstanding (e.g., treasury shares) or authorised but unissued to permit the exercise in full of the Rights, the Company shall make good faith effort to take all such action as may be necessary to authorise additional Preferred Shares for issuance upon exercise of the Rights.

11.7	For the purpose of any computation hereunder, the “current per share market price” of any security (a “Security”) on any date shall be deemed to be the average of the daily closing prices per share of such Security for the 10 consecutive Trading Days immediately prior to such date; PROVIDED HOWEVER that, in the event that the current per share market price of the Security is determined during a period following the announcement by the issuer of such Security of (A) a dividend or distribution on such Security payable in shares of such Security or Securities convertible into such shares, or (B) any subdivision, consolidation or reclassification of such Security and prior to the expiration of 30 Trading Days after the ex-dividend date for such dividend or distribution, or the record date for such subdivision, consolidation or reclassification, then, and in each such case, the current per share market price shall be appropriately adjusted to reflect the current market price per share equivalent of such Security. The closing price for each day shall be the last sale price, regular way, reported at or prior to 4:00 p.m. Eastern time or, in case no such sale takes place on such day, the average of the bid and asked prices, regular way, reported as of 4:00 p.m. Eastern time, in either case, as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on NASDAQ or, if the Security is not listed or admitted to trading on NASDAQ, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Security is listed or admitted to trading or, if the Security is not listed or admitted to trading on any national securities exchange, the last quoted price reported at or prior to 4:00 p.m. Eastern time or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported as of 4:00 p.m. Eastern time by NASDAQ or such other system then in use, or, if on any such date the Security is not quoted by any such organisation, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Security selected by the Board of Directors of the Company. The term “Trading Day” shall mean a day on which the principal national securities exchange on which the Security is listed or admitted to trading is open for the transaction of business, or, if the Security is not listed or admitted to trading on any national securities exchange, a Business Day.

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11.8	All Rights originally issued by the Company subsequent to any adjustment made to the Purchase Price hereunder shall evidence the right to purchase, at the adjusted Purchase Price, the number of Preferred Shares purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided in this Agreement.

11.9	The Company may elect, on or after the date of any adjustment of the Purchase Price, to adjust the number of Rights in substitution for any adjustment in the number Preferred Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after such adjustment of the number of Rights shall be exercisable for the number of Preferred Shares for which a Right was exercisable immediately prior to such adjustment.

11.10	Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights obtained by dividing the Purchase Price in effect immediately prior to adjustment of the Purchase Price by the Purchase Price in effect immediately after adjustment of the Purchase Price.

11.11	The Company shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made.

11.12	If Right Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Clause 11.12, the Company shall, as promptly as practicable, cause to be distributed to holders of record of Right Certificates on such record date Right Certificates evidencing, subject to Clause 14 of this Agreement, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Company, shall cause to be distributed to such holders of record in substitution and replacement for the Right Certificates held by such holders prior to the date of adjustment, and upon surrender of this Agreement, if required by the Company, new Right Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Right Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for in this Agreement, and shall be registered in the names of the holders of record of Right Certificates on the record date specified in the public announcement.

11.13	Irrespective of any adjustment or change in the Purchase Price or in the number of Preferred Shares issuable upon the exercise of the Rights, the Right Certificates to this Agreement previously and thereafter issued may continue to express the Purchase Price and the number of Preferred Shares which were expressed in the initial Right Certificates issued hereunder.

11.14	Before taking any action that would cause an adjustment reducing the Purchase Price below the then par value of the Preferred Shares issuable upon exercise of the Rights, the Company shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable Preferred Shares at such adjusted Purchase Price.

11.15	In any case in which this Clause 11 shall require that an adjustment in the Purchase Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuing to the holder of any Right exercised after such record date of the Preferred Shares and other capital stock or securities of the Company, if any, issuable upon such exercise over and above the Preferred Shares and other capital stock or securities of the Company, if any, issuable upon such exercise on the basis of the Purchase Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder’s right to receive such additional shares upon the occurrence of the event requiring such adjustment.

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11.16	Anything in this Clause 11 to the contrary notwithstanding, the Company shall be entitled to make such amendments in the Purchase Price, in addition to those adjustments expressly required by this Clause 11, as and to the extent that it, in its sole discretion, shall determine to be advisable in order that any consolidation or subdivision of the Preferred Shares, issuance wholly for cash of any Preferred Shares at less than the current market price, issuance wholly for cash of Preferred Shares or securities which by their terms are convertible into or exchangeable for Preferred Shares, dividends on Preferred Shares payable in Preferred Shares or issuance of rights, options or warrants referred to in Clause 24.1(b) of this Agreement, hereafter made by the Company to holders of the Preferred Shares shall not be taxable to such shareholders.

12.	Certificate of Adjusted Purchase Price or Number of Shares

Whenever an adjustment is made as provided in Clause 11 or 13 of this Agreement, the Company shall promptly:

12.1	prepare a certificate setting forth such adjustment or describing such event and a brief statement of the facts accounting for such adjustment or describing such event;

12.2	file with the Rights Agent and with each transfer agent for the Ordinary Shares or the Preferred Shares a copy of such certificate; and

12.3	if such adjustment occurs at any time after the Distribution Date, mail a brief summary of this Agreement to each holder of a Right Certificate in accordance with Clause 24 of this Agreement.

13.	Consolidation, Merger or Sale or Transfer of Assets or Earning Power

13.1	In the event, directly or indirectly, at any time after a Share Acquisition Date:

(a)	the Company shall effect a share exchange, consolidate with, or merge with and into, or enter into a scheme of arrangement with, any other Person;

(b)	any Person shall effect a share exchange, consolidate with the Company, merge with and into the Company or enter into a scheme of arrangement with, the Company and the Company shall be the continuing or surviving entity of such share exchange, consolidation, merger or scheme of arrangement and, in connection with such share exchange, consolidation, merger or scheme of arrangement, all or part of the Ordinary Shares shall be changed into or exchanged for shares or other securities of any other Person (or the Company) or cash or any other property; or

(c)	the Company shall sell or otherwise transfer (or one or more of its Subsidiaries shall sell or otherwise transfer), in one or more transactions, assets or earning power aggregating 50% or more of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to any other Person other than the Company or one or more of its wholly-owned Subsidiaries,

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then, and in each such case, proper provision shall be made so that:

(i)	each holder of a Right (except as otherwise provided in this Agreement) shall thereafter have the right to receive, upon the exercise of this Agreement at a price equal to the then current Purchase Price multiplied by the number of Preferred Shares for which a Right is then exercisable, in accordance with the terms of this Agreement and in lieu of Preferred Shares, such number of ordinary shares of such other Person (including the Company as successor to this Agreement or as the surviving entity) as shall equal the result obtained by:

(A)	multiplying the then current Purchase Price by the number of one one-hundredths of a Preferred Share for which a Right is then exercisable; and dividing that product by

(B)	50% of the then current per share market price of the ordinary shares of such other Person (determined pursuant to Clause 11.7 of this Agreement) on the date of consummation of such consolidation, merger, scheme of arrangement, sale or transfer;

(ii)	the issuer of such ordinary shares shall thereafter be liable for, and shall assume, by virtue of such consolidation, merger, scheme of arrangement, sale or transfer, all the obligations and duties of the Company pursuant to this Agreement;

(iii)	the term “Company” shall thereafter be deemed to refer to such issuer where the context so permits or requires; and

(iv)	such issuer shall take such steps (including, but not limited to, the reservation of a sufficient number of its ordinary shares in accordance with Clause 9 of this Agreement) in connection with such consummation as may be necessary to assure that the provisions of this Agreement shall thereafter be applicable, as nearly as reasonably may be, in relation to the ordinary shares thereafter deliverable upon the exercise of the Rights.

13.2	The Company shall not consummate any such consolidation, merger, scheme of arrangement, sale or transfer unless, prior to this Agreement, the Company and such issuer shall have executed and delivered to the Rights Agent a supplemental agreement so providing.

13.3	The Company shall not enter into any transaction of the kind referred to in this Clause 13 if at the time of such transaction there are any rights, warrants, instruments or securities outstanding or any agreements or arrangements which, as a result of the consummation of such transaction, would eliminate or substantially diminish the benefits intended to be afforded by the Rights. The provisions of this Clause 13 shall similarly apply to successive mergers, schemes of arrangement, share exchanges, or consolidations or sales or other transfers.

14.	Fractional Rights and Fractional Shares

14.1	The Company shall not be required to issue fractions of Rights or to distribute Right Certificates which evidence fractional Rights.

14.2	The Company shall not be required to issue fractions of Preferred Shares upon exercise of the Rights or to distribute certificates which evidence fractional Preferred Shares. The Company may, at its option, elect to provide for the issuance of depositary receipts evidencing fractions of Preferred Shares, pursuant to an appropriate agreement between the Company and a depositary selected by it; PROVIDED that such agreement shall provide that the holders of such depositary receipts shall have all the rights, privileges and preferences to which they are entitled as beneficial owners of the Preferred Shares represented by such depositary receipts.

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14.3	The holder of a Right, by the acceptance of the Right, expressly waives such holder’s right to receive any fractional Rights or any fractional shares upon exercise of a Right (except as provided above).

15.	Rights of Action

15.1	All rights of action in respect of this Agreement, excepting the rights of action given to the Rights Agent under Clause 18 of this Agreement, are vested in the respective registered holders of the Right Certificates (and, prior to the Distribution Date, the registered holders of the Ordinary Shares); and any registered holder of any Right Certificate (or, prior to the Distribution Date, of the Ordinary Shares), without the consent of the Rights Agent or of the holder of any other Right Certificate (or, prior to the Distribution Date, of the Ordinary Shares), may, in such holder’s own behalf and for such holder’s own benefit, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, such holder’s right to exercise the Rights evidenced by such Right Certificate in the manner provided in such Right Certificate and in this Agreement.

15.2	Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement, and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to this Agreement.

16.	Agreement of Right Holders

Every holder of a Right, by accepting the same, consents and agrees with the Company and the Rights Agent and with every other holder of a Right that:

16.1	prior to the Distribution Date, the Rights will be transferable only in connection with the transfer of the Ordinary Shares;

16.2	after the Distribution Date, the Right Certificates are transferable only on the registry books of the Rights Agent if surrendered at the principal office of the Rights Agent, duly endorsed or accompanied by a proper instrument of transfer which transfer shall be subject to the approval of the Board of Directors of the Company;

16.3	the Company and the Rights Agent may deem and treat the person in whose name the Right Certificate (or, prior to the Distribution Date, the associated Ordinary Shares certificate) is registered as the absolute owner of this Agreement and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on the Right Certificate or the associated Ordinary Shares certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary; and

16.4	notwithstanding anything to the contrary in this Agreement, neither the Company nor the Rights Agent will have any liability to any holder of a Right (or a beneficial interest in a Right) or other Person as a result of the inability of the Company or the Rights Agent to perform any of their respective obligations pursuant to this Agreement by reason of any preliminary or permanent injunction or other order, judgment, decree or ruling (whether interlocutory or final) issued by a court of competent jurisdiction or by a governmental, regulatory, self-regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation, it being understood that the Company will use all reasonable efforts to have any such injunction, order, judgment, decree or ruling lifted or otherwise overturned as promptly as practicable.

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17.	Right Certificate Holder Not Deemed a Shareholder

No holder, as such, of any Right Certificate shall be entitled to vote, receive dividends or be deemed for any purpose the holder of the Preferred Shares or any other securities of the Company which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained in this Agreement or in any Right Certificate be construed to confer upon the holder of any Right Certificate, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting of this Agreement, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in Clause 24 of this Agreement), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by such Right Certificate shall have been exercised in accordance with the provisions of this Agreement.

18.	Concerning the Rights Agent

18.1	The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder, and, from time to time, on demand of the Rights Agent, its reasonable expenses and outside counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder.

18.2	The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, or expense incurred without gross negligence, bad faith or wilful misconduct on the part of the Rights Agent (which gross negligence, bad faith or wilful misconduct must be determined by a final, non-appealable order, judgment, decree or ruling of a court of competent jurisdiction), for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability in connection therewith and enforcing this right of indemnification.

18.3	The Rights Agent shall be protected and shall incur no liability for, or in respect of any action taken, suffered or omitted by it in connection with, its administration of this Agreement in reliance upon any Right Certificate or certificate for the Preferred Shares or for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper person or persons, or otherwise upon the advice of counsel as set forth in Clause 20 of this Agreement.

18.4	The provisions of this Clause 18 and Clause 20 of this Agreement shall survive the termination of this Agreement, the exercise or expiration of the Rights and the resignation, replacement or removal of the Rights Agent.

19.	Merger or Consolidation or Change of Name of Rights Agent

19.1	Any corporation into which the Rights Agent or any successor Rights Agent may be merged or with which it may effect a share exchange, be consolidated, or any Person resulting from any merger, share exchange, scheme of arrangement, or consolidation to which the Rights Agent or any successor Rights Agent shall be a Party, or any Person succeeding to the stock transfer or corporate trust powers of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or document or any further act on the part of any of the Parties to this Agreement; provided that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Clause 21 of this Agreement.

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19.2	In case at the time such successor Rights Agent shall succeed to the agency created by this Agreement, any of the Right Certificates shall have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Right Certificates so countersigned; and, in case at that time any of the Right Certificates shall not have been countersigned, any successor Rights Agent may countersign such Right Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and, in all such cases, such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

19.3	In case at any time the name of the Rights Agent shall be changed and at such time any of the Right Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Right Certificates so countersigned; and, in case at that time any of the Right Certificates shall not have been countersigned, the Rights Agent may countersign such Right Certificates either in its prior name or in its changed name; and, in all such cases, such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

20.	Duties of Rights Agent

20.1	The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the holders of Right Certificates, by their acceptance of this Agreement, shall be bound.

20.2	The Rights Agent may consult with legal counsel (who may be legal counsel for the Company), and the opinion of such counsel shall be full and complete authorisation and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion.

20.3	Whenever in the performance of its duties under this Agreement the Rights Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect of this Agreement be in this Agreement specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by any one of the Chairman of the Board, the Chief Executive Officer, the President, any Vice President, the Treasurer, the Secretary or any Assistant Secretary of the Company and delivered to the Rights Agent; and such certificate shall be full authorisation to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

20.4	The Rights Agent shall be liable hereunder to the Company and any other Person only for its own gross negligence, bad faith or wilful misconduct (which gross negligence, bad faith or wilful misconduct must be determined by a final, non-appealable order, judgment, decree or ruling of a court of competent jurisdiction). Notwithstanding anything in this Agreement to the contrary, in no event will the Rights Agent be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damage and regardless of the form of action. Any liability of the Rights Agent under this Agreement will be limited to the amount of annual fees paid by the Company to the Rights Agent.

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20.5	The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the Right Certificates (except its countersignature of this Agreement) or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Company only.

20.6	The Rights Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery of this Agreement (except the due execution of this Agreement by the Rights Agent) or in respect of the validity or execution of any Right Certificate (except its countersignature of this Agreement); nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Right Certificate; nor shall it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Clause 11.3 of this Agreement) or any adjustment in the terms of the Rights (including the manner, method or amount of this Agreement) provided for in Clause 3, 11, 13 or 23 of this Agreement, or the ascertaining of the existence of facts that would require any such change or adjustment (except with respect to the exercise of Rights evidenced by Right Certificates after receipt of a certificate pursuant to Clause 12 describing such change or adjustment); nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorisation or reservation of any Preferred Shares to be issued pursuant to this Agreement or any Right Certificate or as to whether any Preferred Shares will, when issued, be validly authorised and issued, fully paid and nonassessable.

20.7	The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

20.8	The Rights Agent is hereby authorised and directed to accept instructions with respect to the performance of its duties hereunder from any one of the Chairman of the Board, the Chief Executive Officer, the President, any Vice President, the Secretary, any Assistant Secretary, the Treasurer or any Assistant to the Treasurer of the Company, and to apply to such officers for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such officer or for any delay in acting while waiting for those instructions.

20.9	The Rights Agent and any shareholder, director, officer or employee of the Rights Agent may buy, sell or deal in any of the Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing in this Agreement shall preclude the Rights Agent from acting in any other capacity for the Company or for any other Person.

20.10	The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, provided that reasonable care was exercised in the selection and continued employment of this Agreement.

21.	Change of Rights Agent

21.1	The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon 30 days’ notice in writing mailed to the Company and, in the event that the Rights Agent or one of its Affiliates is not also the transfer agent for the Company, to each transfer agent of the Ordinary Shares or Preferred Shares by registered or certified mail.

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21.2	In the event the transfer agency relationship in effect between the Company and the Rights Agent terminates, the Rights Agent will be deemed to have resigned automatically and be discharged from its duties under this Agreement as of the effective date of such termination, and the Company shall be responsible for sending any required notice.

21.3	The Company may remove the Rights Agent or any successor Rights Agent (with or without cause) upon 30 days’ notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Ordinary Shares or Preferred Shares by registered or certified mail, and to the holders of the Right Certificates by first-class mail.

21.4	If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent.

21.5	If the Company shall fail to make such appointment within a period of 30 days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Right Certificate (which holder shall, with such notice, submit such holder’s Right Certificate for inspection by the Company), then the registered holder of any Right Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent.

21.6	Any successor Rights Agent, whether appointed by the Company or by such a court, shall be either:

(a)	a Person organised and doing business under the laws of the United States or of any state of the United States so long as such Person is authorised to do business as a banking institution in such state, in good standing which is authorised under such laws to exercise corporate trust or stock transfer powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $50 million; or

(b)	an affiliate or direct or indirect wholly-owned Subsidiary of such Person or its wholly-owning parent. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company shall file notice of this Agreement in writing with the predecessor Rights Agent and each transfer agent of the Ordinary Shares or Preferred Shares, and mail a notice of this Agreement in writing to the registered holders of the Right Certificates. Failure to give any notice provided for in this Clause 21, however, or any defect in this Agreement, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

22.	Issuance of New Right Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Right Certificates evidencing Rights in such form as may be approved by the Board of Directors of the Company to reflect any adjustment or change in the Purchase Price and the number or kind or class of shares or other securities or property purchasable under the Right Certificates made in accordance with the provisions of this Agreement.

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23.	Redemption

23.1	The Board of Directors of the Company may, at its option, at any time prior to such time as any Person becomes an Acquiring Person, redeem all but not less than all the then outstanding Rights at a redemption price of US$0.0001 per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of this Agreement (such redemption price being in this Agreement after referred to as the “Redemption Price”). The redemption of the Rights by the Board of Directors of the Company may be made effective at such time, on such basis and with such conditions as the Board of Directors of the Company, in its sole discretion, may establish.

23.2	Immediately upon the action of the Board of Directors of the Company ordering the redemption of the Rights pursuant to this Clause 23.1, and without any further action and without any notice, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price. This Agreement shall terminate on payment of the Redemption Price to the holders of Rights.

23.3	The Company shall promptly give public notice of any such redemption; provided, however, that the failure to give, or any defect in, any such notice shall not affect the validity of such redemption. Within 10 days after such action of the Board of Directors of the Company ordering the redemption of the Rights, the Company shall mail a notice of redemption to all the holders of the then outstanding Rights at their last addresses as they appear upon the registry books of the Rights Agent or, prior to the Distribution Date, on the registry books of the transfer agent for the Ordinary Shares.

23.4	Any notice which is mailed in the manner in this Agreement provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

23.5	The Company may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Clause 23 of this Agreement.

24.	notice of Certain Events

24.1	In case the Company shall, at any time after the Distribution Date, propose:

(a)	to pay any dividend payable in shares of any class to the holders of the Preferred Shares or to make any other distribution to the holders of the Preferred Shares (other than a regular quarterly cash dividend);

(b)	to offer to the holders of the Preferred Shares rights or warrants to subscribe for or to purchase any additional Preferred Shares or shares of any class or any other securities, rights or options;

(c)	to effect any reclassification of the Preferred Shares (other than a reclassification involving only the subdivision of outstanding Preferred Shares);

(d)	to effect any share exchange, scheme of arrangement, consolidation or merger into or with, or to effect any sale or other transfer (or to permit one or more of its Subsidiaries to effect any sale or other transfer), in one or more transactions, of 50% or more of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to, any other Person;

(e)	to effect the liquidation, dissolution or winding up of the Company; or

(f)	to declare or pay any dividend on the Ordinary Shares payable in Ordinary Shares or to effect a subdivision, combination or consolidation of the Ordinary Shares (by reclassification or otherwise than by payment of dividends in Ordinary Shares),

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then, in each such case, the Company shall give to each holder of a Right Certificate, in accordance with Clause 25 of this Agreement, a notice of such proposed action, which shall specify the record date for the purposes of such stock dividend, or distribution of rights or warrants, or the date on which such share exchange, reclassification, consolidation, merger, scheme of arrangement, sale, transfer, liquidation, dissolution, or winding up is to take place and the date of participation in this Agreement by the holders of the Ordinary Shares and/or Preferred Shares, if any such date is to be fixed, and such notice shall be so given in the case of any action covered by sub-Clause (a) or (b) above at least 10 days prior to the record date for determining holders of the Preferred Shares for purposes of such action, and, in the case of any such other action, at least 10 days prior to the date of the taking of such proposed action or the date of participation in this Agreement by the holders of the Ordinary Shares and/or Preferred Shares, whichever shall be the earlier.

24.2	In case the event set forth in Clause 11.3 of this Agreement shall occur, then the Company shall, as soon as practicable thereafter, give to each holder of a Right Certificate, in accordance with Clause 25 of this Agreement, a notice of the occurrence of such event, which notice shall describe such event and the consequences of such event to holders of Rights under Clause 11.3 of this Agreement.

25.	Notices

25.1	Notices or demands authorised by this Agreement to be given or made by the Rights Agent or by the holder of any Right Certificate to or on the Company shall be sufficiently given or made if sent by overnight delivery service or first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

(a)	SMX (SECURITY MATTERS) PLC

Mespil Business Centre

Mespil House

Sussex Road

Dublin 4, Ireland

D04 T4A6

Attention: Corporate Secretary

with a copy by email (which shall not constitute notice) to Connor Manning (connor.manning@arthurcox.com)

Subject to the provisions of Clause 21 of this Agreement, any notice or demand authorised by this Agreement to be given or made by the Company or by the holder of any Right Certificate to or on the Rights Agent shall be sufficiently given or made if sent by overnight delivery service or first-class mail, postage prepaid, addressed (until another address is filed in writing with the Company) as follows:

(b)	Continental Stock Transfer & Trust Company

1 State Street

30th Floor

New York

NY 10004-1571

Attention: Client Services

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25.2	Notices or demands authorised by this Agreement to be given or made by the Company or the Rights Agent to the holder of any Right Certificate shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Company.

26.	Supplements and Amendments

26.1	The Company may from time to time supplement or amend this Agreement without the approval of any holders of Right Certificates in order to cure any ambiguity, to correct or supplement any provision contained in this Agreement which may be defective or inconsistent with any other provisions in this Agreement, or to make any other provisions with respect to the Rights which the Company may deem necessary or desirable, any such supplement or amendment to be evidenced by a writing signed by the Company and the Rights Agent; provided, however, that, from and after such time as any Person becomes an Acquiring Person, this Agreement shall not be amended in any manner which would adversely affect the interests of the holders of Rights.

26.2	Notwithstanding anything in this Agreement to the contrary, the Company and the Rights Agent may (and the Rights Agent shall, if the Company so directs) supplement or amend this Agreement at any time without the approval of any holders of certificates representing Ordinary Shares or of any holders of Rights Certificates in order to conform the provisions of this Agreement to applicable law.

26.3	Upon the delivery of a certificate from an appropriate officer of the Company which states that the proposed supplement or amendment is in compliance with the terms of this Clause 26, the Rights Agent shall execute such supplement or amendment; provided, however, that the Rights Agent may, but shall not be obligated to, enter into any supplement or amendment that adversely affects the Rights Agent’s own rights, duties, or obligations under this Agreement.

27.	Successors

All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

28.	Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the registered holders of the Right Certificates any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of the Right Certificates.

29.	Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

30.	Governing Law

30.1	Subject to Clause 30.4, this Agreement, each Right and each Rights Certificate, and all claims or causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) that may be based on, arise out of or relate to this Agreement, each Right and each Rights Certificate, or the negotiation, execution, performance or subject matter of this Agreement, will be governed by and construed in accordance with the laws of Ireland.

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30.2	Subject to Clause 30.4, the Company, the Rights Agent and the registered holders of Rights Certificates (and, prior to the Distribution Date, the registered holders of shares of Ordinary Shares) each irrevocably submits to the exclusive jurisdiction of the Courts of Ireland, over any suit, action or proceeding arising out of or relating to or concerning this Agreement. The Company, the Rights Agent and the registered holders of Rights Certificates (and, prior to the Distribution Date, the registered holders of shares of Ordinary Shares) each acknowledge that the forum designated by this Clause 30.2 has a reasonable relation to this Agreement and to such Persons’ relationship with one another.

30.3	Subject to Clause 30.4, the Company, the Rights Agent and the registered holders of Rights Certificates (and, prior to the Distribution Date, the registered holders of shares of Ordinary Shares) each waive, to the fullest extent permitted by applicable law, any objection that they now or may in the future have to personal jurisdiction or to the laying of venue of any such suit, action or proceeding brought in any court referred to in Clause 30.2 (or the appellate courts thereof). The Company, the Rights Agent and the registered holders of Rights Certificates (and, prior to the Distribution Date, the registered holders of shares of Ordinary Shares) each undertake not to commence any action subject to this Agreement in any forum other than the forum described in Clause 30.2. The Company, the Rights Agent and the registered holders of Rights Certificates (and, prior to the Distribution Date, the registered holders of shares of Ordinary Shares) each agree that, to the fullest extent permitted by applicable law, a final and non-appealable judgment in any such suit, action or proceeding brought in any such court will be conclusive and binding upon such Persons.

30.4	The rights, duties and obligations of the Rights Agent shall be governed by and construed in accordance with the laws of the state of New York. The Company, the Rights Agent and the registered holders of Rights Certificates (and, prior to the Distribution Date, the registered holders of shares of Ordinary Shares) each irrevocably submits to the exclusive jurisdiction of the Courts of New York, over any suit, action or proceeding arising out of or relating to or concerning the rights, duties and obligations of the Rights Agent under this Agreement. The Company, the Rights Agent and the registered holders of Rights Certificates (and, prior to the Distribution Date, the registered holders of shares of Ordinary Shares) each acknowledge that the forum designated by this Clause 30.4 has a reasonable relation to this Agreement and to such Persons’ relationship with one another.

30.5	THE COMPANY, THE RIGHTS AGENT AND THE REGISTERED HOLDERS OF RIGHTS CERTIFICATES (AND, PRIOR TO THE DISTRIBUTION DATE, THE REGISTERED HOLDERS OF ORDINARY SHARES) EACH IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF THIS AGREEMENT

31.	Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signature to this Agreement transmitted electronically shall have the same authority, effect, and enforceability as an original signature.

32.	Descriptive Headings

Descriptive headings of the several Clauses of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.

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33.	Force Majeure

Notwithstanding anything to the contrary contained in this Agreement, the Rights Agent shall not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunctions of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labour difficulties, war, or civil unrest.

34.	DETERMINATIONS AND ACTIONS BY THE BOARD

The Board (or an authorized committee thereof) has the exclusive power and authority to administer this Agreement and to exercise all rights and powers specifically granted to the Board or the Company pursuant to this Agreement, or as may be necessary or advisable in the administration of this Agreement, including the right and power to (a) interpret the provisions of this Agreement and (b) make all determinations deemed necessary or advisable for the administration of this Agreement (including a determination as to whether to redeem the Rights or to amend or supplement this Agreement). All such actions, calculations, interpretations and determinations (including, for purposes of clause (ii) below, all omissions with respect to the foregoing) that are done or made by the Board (or an authorized committee thereof) in good faith will (i) be final, conclusive and binding on the Company, the Rights Agent, the holders of Rights Certificates and all other Persons; and (ii) not subject the Board (or an authorized committee thereof) or any of the directors serving on the Board to any liability to any Person, including the Rights Agent and the holders of Rights Certificates. In administering this Agreement and exercising the rights and powers specifically granted to the Board and to the Company, and in interpreting this Agreement and making any determination under this Agreement, the Board (or an authorized committee thereof) may consider any and all facts, circumstances or information that it deems to be necessary, useful or appropriate. The Rights Agent is always entitled to assume that the Board acted in good faith and will be fully protected and incur no liability in reliance thereon.

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Schedule 1

DESIGNATION OF SERIES A PREFERRED SHARES OF SMX (SECURITY MATTERS) PLC

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY a company incorporated under the laws of Ireland with registration number 722009 and having its principal place of business at Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6 (hereinafter called the “Company”), hereby certifies that the following resolution was adopted by the Board of Directors of the Company (the “Board of Directors” or the “Board”) on 30 January 2026:

RESOLVED, that, pursuant to the authority conferred on and vested in the Board of Directors under the constitution of the Company (the “Constitution”), a series known as series A preferred shares, par value US$0.0001 per share, be and is hereby created, and that the designation and number of shares of such series and the powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions attaching thereto, are as follows:

Series A Preferred Shares:

1.	Interpretation

In this Certificate, unless the context otherwise requires or unless otherwise specified, the following words and expressions shall have the following meanings. Terms not defined herein shall have the meaning given to them in the Rights Agreement.

“Change of Control” occurs if any of the following occur:

(a)	a person or entity acquires (or more than one person or entities acting in a co-ordinated manner acquire) Control of the Company after the date of this Deed;

(b)	the Company merges or amalgamates with any other entity in any jurisdiction or is subject to a scheme of arrangement or any analogous process in any jurisdiction; or

(c)	the Company ceases to own or have sole control of all or a substantial part of its business or assets.

“Control” means the ability of a person or persons, directly or indirectly, to direct or cause the direction of the affairs of another person, whether through provisions contained in its constitutional documents or, as the case may be, certificate of incorporation or by-laws or other documentation regulating or managing the affairs of that or any other person, or by virtue of any powers conferred by any applicable laws or regulations, the ownership of voting securities, by contract or otherwise and shall, for the purpose of this Deed include having a direct or indirect interest in more than 50% of the Ordinary Shares from time to time, including without limitation, any Restricted Voting Ordinary Shares.

“Dividend” means the dividend payable on the Preferred Shares.

“Dividend Rate” means 18.5% per annum; provided, however, that if at any time the Company shall have for any reason failed to pay dividends in cash in a timely manner as required by this Certificate, then immediately following such failure and for all Dividend Periods thereafter until the Dividend Period following the date on which the Company shall have paid in cash full cumulative dividends (including any unpaid dividends added to the Liquidation Preference pursuant to Section 2), the “Dividend Rate” shall mean 20.0%.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Liquidation Preference” has the meaning set forth in Section 2.

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“Ordinary Shares” means the ordinary shares with a nominal value of US$0.00000000002502543568 each in the capital of the Company on the date of the Rights Agreement or such Ordinary Shares of the Company as are in issue on the Record Date as a result of any consolidation of such Ordinary Shares.

“Record Date” means 2 March 2026 or such other date as may be specified by the Board for purposes of eligibility and issuance under the plan implementation.

“Restricted Voting Ordinary Shares” has the meaning set forth in the Constitution from time to time.

“Rights Agreement” means the Rights Agreement between the Company and Continental Stock Transfer & Trust Company dated 13 February 2026.

“Series A Preferred Majority” or “Preferred Majority” means holders of at least two thirds in number of the outstanding Preferred Shares, acting as a separate class.

2.	Designation and Amount

The shares of this series shall be designated as Series A Preferred Shares (the “Preferred Shares”), and the number of shares initially constituting the Preferred Shares shall be 100,000,000.

Preferred Shares shall have a par value of US$0.0001 and a stated value and initial liquidation preference per Preferred Share calculated as follows and subject to adjustment as set out herein (the “Liquidation Preference”):

per share Preferred Share liquidation preference =

                                  US$250,000,000

the number of issued Preferred Shares from time to time

The Liquidation Preference may be increased on the Dividend Payment Date if the Company fails to pay in full the dividend payable for the Dividend Period ending on such date by an amount per share equal to the aggregate amount of unpaid dividends divided by the number of Preferred Shares outstanding on such date.

The Preferred Shares shall rank prior to the Ordinary Shares of the Company as provided in this Certificate and shall rank, as to both dividends and distributions upon dissolution, liquidation or winding up of the Company, prior to (a) any other capital of the Company outstanding on the date of the initial issuance of the Preferred Shares and (b) any capital of the Company that may be issued after the date of initial issuance of the Preferred Shares.

The Preferred Shares shall be subject to the terms of the Rights Agreement.

3.	Economic Terms

(a)	Dividends

(i)	For each Dividend Period from the date of the initial issuance of the Preferred Shares, holders of outstanding Preferred Shares shall be entitled to receive, rateably, when, as and if declared by the Board of Directors, in its sole discretion, out of funds legally available therefor, cumulative cash dividends at the annual rate per share equal to the then-current Dividend Rate on the then-current Liquidation Preference (which, for the avoidance of doubt, shall include accrued but unpaid Dividends). Dividends on the Preferred Shares shall accrue from but not including the date of the initial issuance of the Preferred Shares and will be payable in arrears quarterly on 31 March, 30 June, 30 September and 31 December of each year (each, a “Dividend Payment Date”). If a Dividend Payment Date is not a “Business Day,” the related dividend will be paid not later than the next Business Day with the same force and effect as though paid on the Dividend Payment Date, without any increase to account for the period from such Dividend Payment Date through the date of actual payment. “Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in the State of New York and Ireland are authorised or obligated by law or executive order to close.

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(ii)	The initial dividend will be for the period from but not including the date of the initial issuance of the relevant Preferred Shares until the Dividend Payment Date immediately following such date of initial issuance. Except for the initial Dividend Payment Date, the “Dividend Period” relating to a Dividend Payment Date will be the period from but not including the preceding Dividend Payment Date through and including the related Dividend Payment Date. The amount of dividends payable on the initial Dividend Payment Date or for any Dividend Period that is not a full calendar quarter shall be computed on the basis of 30-day months, a 360-day year and the actual number of days elapsed in any period of less than one month. For the avoidance of doubt, in the event that the Liquidation Preference changes in the middle of a Dividend Period, the amount of dividends payable on the Dividend Payment Date at the end of such Dividend Period shall take into account such change in Liquidation Preference and shall be computed at the Dividend Rate on each Liquidation Preference based on the portion of the Dividend Period that each Liquidation Preference was in effect.

(iii)	To the extent not paid pursuant to Sections 3(i) – (ii) above, dividends on the Preferred Shares shall accrue and shall be added to the Liquidation Preference pursuant to Sections 2 and 3(c), whether or not there are funds legally available for the payment of such dividends and whether or not dividends are declared.

(iv)	Each such dividend shall be paid to the holders of record of outstanding Preferred Shares as they appear in the books and records of the Company on such record date as shall be fixed in advance by the Board of Directors, not to be earlier than 45 days nor later than 10 days preceding the applicable Dividend Payment Date. The Company may not, at any time, declare or pay dividends on, make distributions with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any share capital of the Company or other securities ranking junior to the Preferred Shares unless (i) full cumulative dividends on the outstanding Preferred Shares in respect of the then-current Dividend Period and all past Dividend Periods) have been declared and paid in cash, or (ii) the Preferred Majority has provided its prior consent pursuant to Section 9.

(v)	Notwithstanding any other provision of this Certificate, the Board of Directors, in its discretion, may choose to pay dividends on the Preferred Shares without the payment of any dividends on the Ordinary Shares, Preferred Shares or any other class or series of shares from time to time outstanding ranking junior to the Preferred Shares with respect to the payment of dividends.

(vi)	If and whenever dividends, having been declared, shall not have been paid in full, as aforesaid, on the Preferred Shares, all such dividends that have been declared on the Preferred Shares shall be paid to the holders pro rata based on the aggregate Liquidation Preference of the Preferred Shares held by each holder, and any amounts due but not paid in cash shall be added to the Liquidation Preference pursuant to Section 3(c).

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(vii)	To the extent any declared dividends are not lawfully payable in cash (including, without limitation, due to insufficient distributable profits or other applicable legal limitations), such dividends shall continue to accrue.

(b)	Ranking and Priority of Distributions

The Preferred Shares shall rank prior to the Ordinary Shares of the Company as provided in this Certificate and shall rank, as to both dividends and distributions upon dissolution, liquidation or winding up of the Company, prior to (i) the Ordinary Shares; (ii) any shares in the Company in issue on the date of the initial allotment of Preferred Shares; and (iii) any shares in the Company that may be allotted after the date of initial allotment of the Preferred Shares, provided however that the Company may issue share capital ranking pari passu or in priority to the Preferred Shares with the consent of the Preferred Majority required pursuant to Section 9.

(c)	Liquidation Rights and Preference

Upon any Change of Control, the voluntary or involuntary dissolution, liquidation or winding up of the Company, the holders of the outstanding Preferred Shares shall be entitled to receive, before any payment or distribution shall be made on the Ordinary Shares or any other class or series of shares of the Company ranking junior to the Preferred Shares upon liquidation, the amount per share equal to (i) the Liquidation Preference plus (ii) an amount, determined in accordance with Section 3 above, equal to the dividend otherwise payable for the then-current Dividend Period accrued through and including the date of payment less (iii) any amount previously paid by way of Liquidation Preference or Dividend PROVIDED, HOWEVER, that if the assets of the Company shall be insufficient for the payment of the amount which the holders of the outstanding Preferred Shares shall be entitled to receive, then, all of the assets of the Company available for distribution to shareholders shall be distributed to the holders of outstanding Preferred Shares pro rata based on the aggregate Liquidation Preference of Preferred Share held by each holder.

4.	Voting Rights

The holders of Preferred Shares shall have no rights to receive notice of, attend or vote at general meetings of the Company. As long as any Preferred Shares are outstanding, the rights attaching to the Preferred Shares may only be varied or abrogated if (a) the holders of 75% in nominal value of the issued shares of that class consent in writing to the variation, or (b) a special resolution, passed at a separate general meeting of the holders of that class, sanctions the variation, in accordance with the Constitution.

5.	Surrender and Cancellation

At any time following the payment by the Company to the holders of the Preferred Shares all amounts of the Liquidation Preference and the Dividend, the Board may resolve that each holder of Preferred Shares shall surrender such shares for nil consideration pursuant to section 102(1)(a) of the Companies Act 2014 and thereafter the Company shall cancel such shares.

Upon the passing of such resolution, the holders of the Preferred Shares shall be deemed to have surrendered each Preferred Share for nil consideration pursuant to section 102(1)(a) of the Companies Act 2014.

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Any director of the Company (the “Agent”) is appointed the attorney of the holder of a Preferred Share, with an irrevocable instruction to the Agent to execute all or any forms of transfer and/or renunciation and/or surrender and/or other documents in the Agent’s discretion in relation to the Preferred Shares in favour of the Company or as it may direct and to deliver such forms of transfer and/or renunciation and/or surrender and/or other documents together with any certificate(s) and/or other documents for registration and to do all such other acts and things as may in the reasonable opinion of the Agent be necessary or expedient for the purpose of the surrender and cancellation pursuant to this paragraph 5 of the Preferred Shares for nil consideration.

6.	TRANSFER OF PREFERRED SHARES

No Preferred Shares nor any interest therein may be transferred.

7.	NO CONVERSION OR EXCHANGE RIGHTS

The holders of the Preferred Shares shall not have any right to convert such shares into or exchange such shares for any other class or series of shares or obligations of the Company.

8.	nO PRE-emptive rights

No holder of the Preferred Shares shall as such holder have any pre-emptive right to purchase or subscribe for any other shares, rights, options or other securities of any class of the Company which at any time may be sold or offered for sale by the Company.

9.	additional classes or series of shares

The Board of Directors shall have the right at any time in the future to authorize, create and issue, by resolution or resolutions, one or more additional classes or series of shares of the Company, and to determine and fix the distinguishing characteristics and the relative rights, preferences, privileges and other terms of the shares thereof; provided that, any such class or series of shares may not rank prior to or on parity with the Preferred Shares without the prior written consent of the Preferred Majority.

10.	GOVERNING LAW

This Certificate and the respective rights and obligations of the Company and the holders of the Preferred Shares with respect to such Preferred Shares shall be construed in accordance with and governed by the laws of Ireland.

11.	MISCELLANEOUS

(a)	The Company and any agent of the Company may deem and treat the holder Preferred Shares, as shown in the Company’s books and records, as the absolute owner of such Preferred Shares for the purpose of receiving payment of Dividends in respect of such Preferred Shares and for all other purposes whatsoever, and neither the Company nor any agent of the Company shall be affected by any notice to the contrary. All payments made to or upon the order of any such person shall be valid and, to the extent of the sum or sums so paid, effectual to satisfy and discharge liabilities for moneys payable by the Company on or with respect to any such Preferred Shares.

(b)	RECEIPT AND ACCEPTANCE OF A PREFERRED SHARES BY OR ON BEHALF OF A HOLDER SHALL CONSTITUTE THE UNCONDITIONAL ACCEPTANCE BY THE HOLDER (AND ALL OTHERS HAVING BENEFICIAL OWNERSHIP OF SUCH SHARE OR SHARES) OF ALL OF THE TERMS AND PROVISIONS OF THIS CERTIFICATE. NO SIGNATURE OR OTHER FURTHER MANIFESTATION OF ASSENT TO THE TERMS AND PROVISIONS OF THIS CERTIFICATE SHALL BE NECESSARY FOR ITS OPERATION OR EFFECT AS BETWEEN THE COMPANY AND THE HOLDER (AND ALL SUCH OTHERS).

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Schedule 2

FORM OF RIGHT CERTIFICATE AND FORM OF ASSIGNMENT

Part 1 : Form of Right Certificate

Certificate No. R-	_____________ Rights

NOT EXERCISABLE AFTER 13 FEBRUARY 2027 OR EARLIER IF REDEMPTION OR EXCHANGE OCCURS. THE RIGHTS ARE SUBJECT TO REDEMPTION AT US$0.0001 PER RIGHT AND TO EXCHANGE ON THE TERMS SET FORTH IN THE AGREEMENT.

Right Certificate

SMX (SECURITY MATTERS) PLC

This certifies that                              ,or registered assigns, is the registered owner of the number of Rights set forth above, each of which entitles the owner of this Agreement, subject to the terms, provisions and conditions of the Rights Agreement, dated as of 13 February 2026 (the “Agreement”), between SMX (SECURITY MATTERS) PLC, an Irish public limited company (the “Company”), and Continental Stock Transfer & Trust Company (the “Rights Agent”), to purchase from the Company at any time after the Distribution Date (as such term is defined in the Agreement) and prior to 5:00 p.m., Eastern time, on 13 February 2027 at the principal office of the Rights Agent, or at the office of its successor as Rights Agent, one fully paid non-assessable share of Series A Preferred Shares, par value US$0.0001 per share, of the Company (the “Preferred Shares”), at a purchase price of US$0.0001 per Preferred Share (the “Purchase Price”), upon presentation and surrender of this Right Certificate with the Form of Election to Purchase duly executed. The number of Rights evidenced by this Right Certificate (and the number of Preferred Shares which may be purchased upon exercise of this Agreement) set forth above, and the Purchase Price set forth above, are the number and Purchase Price as of 13 February 2026, based on the Preferred Shares as constituted at such date. As provided in the Agreement, the Purchase Price and the number of Preferred Shares which may be purchased upon the exercise of the Rights evidenced by this Right Certificate are subject to modification and adjustment upon the happening of certain events.

This Right Certificate is subject to all of the terms, provisions and conditions of the Agreement, which terms, provisions and conditions are hereby incorporated in this Agreement by reference and made a part of this Agreement and to which Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities hereunder of the Rights Agent, the Company and the holders of the Right Certificates. Copies of the Agreement are on file at the principal executive offices of the Company and the offices of the Rights Agent.

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This Right Certificate, with or without other Right Certificates, upon surrender at the principal office of the Rights Agent, may be exchanged for another Right Certificate or Right Certificates of like tenor and date evidencing Rights entitling the holder to purchase a like aggregate number of Preferred Shares as the Rights evidenced by the Right Certificate or Right Certificates surrendered shall have entitled such holder to purchase. If this Right Certificate shall be exercised in part, the holder shall be entitled to receive upon surrender of this Agreement another Right Certificate or Right Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Agreement, the Rights evidenced by this Right Certificate may be redeemed by the Company at a redemption price of US$0.0001 per Right.

No fractional Preferred Shares will be issued upon the exercise of any Right or Rights evidenced hereby (except that the Company may, at its election, provide for the issuance of depositary receipts evidencing fractional Preferred Shares).

No holder of this Right Certificate shall be entitled to vote or receive dividends or be deemed for any purpose the holder of the Preferred Shares or of any other securities of the Company which may at any time be issuable on the exercise of this Agreement, nor shall anything contained in the Agreement or in this Agreement be construed to confer upon the holder of this Agreement, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting of this Agreement, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Agreement), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by this Right Certificate shall have been exercised as provided in the Agreement.

This Right Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

Dated as of _____, ____________________.

ATTEST: SMX (SECURITY MATTERS) PLC

By	By:
Name:	Name:
Title:	Title:

Countersigned:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By
Name:
Title:

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Part 2 : Form of Reverse Side of Right Certificate

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Right Certificate.)

FOR VALUE RECEIVED hereby sells, assigns and transfers unto

(Please print name and address of transferee)

this Right Certificate, together with all right, title and interest in this Agreement, and does hereby irrevocably constitute and appoint ____________________________Attorney, to transfer the within Right Certificate on the books of the within-named Company, with full power of substitution.

Dated:

Signature

The undersigned hereby certifies that the Rights evidenced by this Right Certificate are not Beneficially Owned by an Acquiring Person or an Affiliate or Associate of this Agreement (as defined in the Agreement).

Signature

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Form of Reverse Side of Right Certificate – continued

FORM OF ELECTION TO PURCHASE

(To be executed if holder desires to exercise Rights represented by the Right Certificate.)

To: SMX (SECURITY MATTERS) PLC

The undersigned hereby irrevocably elects to exercise _________________________ Rights represented by this Right Certificate to purchase the Preferred Shares issuable upon the exercise of such Rights and requests that certificates for such Preferred Shares be issued in the name of:

Please insert social security or other identifying number

(Please print name and address)

If such number of Rights shall not be all the Rights evidenced by this Right Certificate, a new Right Certificate for the balance remaining of such Rights shall be registered in the name of and delivered to:

Please insert social security or other identifying number

(Please print name and address)

Dated:

Signature

The undersigned hereby certifies that the Rights evidenced by this Right Certificate are not Beneficially Owned by an Acquiring Person or an Affiliate or Associate of this Agreement (as defined in the Agreement).

Signature

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NOTICE

The signature in the Form of Assignment or Form of Election to Purchase, as the case may be, must conform to the name as written upon the face of this Right Certificate in every particular, without alteration or enlargement or any change whatsoever.

In the event the certification set forth above in the Form of Assignment or the Form of Election to Purchase, as the case may be, is not completed, the Company and the Rights Agent will deem the Beneficial Owner of the Rights evidenced by this Right Certificate to be an Acquiring Person or an Affiliate or Associate of this Agreement (as defined in the Agreement) and such Assignment or Election to Purchase will not be honoured.

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Schedule 3

SUMMARY OF RIGHTS TO PURCHASE PREFERRED SHARES

Introduction

On 30 January 2026, the Board of Directors (the “Board”) of SMX (SECURITY MATTERS) PLC, an Irish public limited company (the “Company”), authorised the issuance of one preferred share purchase right (a “Right”) for each outstanding ordinary share, par value US$0.00000000002502543568 per share, of the Company (the “Ordinary Shares”) or such Ordinary Shares of the Company as are in issue on the Record Date as a result of any consolidation of such Ordinary Shares. The Rights will be issued on 2 March 2026 to the shareholders of record on 2 March 2026.

Our Board has adopted this Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group which acquires 10% or more of our outstanding Ordinary Shares without the prior approval of our Board. The Rights Agreement should not interfere with any merger or other business combination approved by our Board.

For those interested in the specific terms of the Rights Agreement as made between our Company and Continental Stock Transfer & Trust Company, as the Rights Agent, dated as of 13 February 2026, we provide the following summary description. Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which has been filed with the Securities and Exchange Commission as an exhibit to a Registration Statement on Form 8-A dated  13 February 2026. A copy of the agreement is available free of charge from our Company.

The Rights. The Rights will initially trade with, and will be inseparable from, the Ordinary Shares. The Rights are evidenced only by book-entry credits that represent Ordinary Shares.

Exercise Price. Each Right will allow its holder to purchase from our Company one Series A Preferred Share (a “Preferred Share”) for US$0.0001 (the “Exercise Price”), once the Rights become exercisable.

Exercisability. The Rights will not be exercisable until ten (10) days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 10% or more of our outstanding Ordinary Shares.

Certain synthetic interests in securities created by derivative positions—whether or not such interests are considered to be ownership of the underlying Ordinary Shares or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934—are treated as beneficial ownership of the number of the Company’s Ordinary Shares equivalent to the economic exposure created by the derivative position, to the extent actual Ordinary Shares of the Company are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Plan are excepted from such imputed beneficial ownership.

We refer to the date when the Rights become exercisable as the “Distribution Date.” Until that date, any transfer of Ordinary Shares will constitute a transfer of Rights. After that date, the Rights will separate from the Ordinary Shares and be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of Ordinary Shares. Any Rights held by an Acquiring Person are void and may not be exercised.

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Consequences of a Person or Group Becoming an Acquiring Person.

●	Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person (and its Affiliates and Associates) may, for US$0.0001, purchase one Series A Preferred Share in the Company for each one Ordinary Share held in the Company. The aggregate Preferred Shares shall have a liquidation preference of US$250 million, plus any accrued and unpaid dividends thereon, payable in cash and in priority to any payment or distribution to holders of Ordinary Shares upon any change of control not pre-approved by the Board, liquidation, dissolution, or winding up of the Company. A fixed cumulative cash dividend shall be payable to the holders of Preferred Shares at an annual rate of 18.5% per annum on the liquidation preference amount, accruing daily and payable quarterly in arrears on customary quarter-ends, in priority to any dividend or distribution on Ordinary Shares. To the extent not lawfully paid in cash (e.g., due to insufficient distributable profits), dividends will accrue.

●	Flip Over. If our Company is later acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person may purchase shares of the acquiring company at a discount to the market value of the acquiring company’s shares.

●	Notional Shares. Shares held by Affiliates and Associates of an Acquiring Person, and Notional Shares held by counterparties to a Derivatives Contract with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.

Expiration. The Rights will expire on the earliest of (i) the close of business on the first anniversary of the date of this Rights Agreement, or (ii) the time at which the Rights are redeemed as provided in Clause 23 of this Rights Agreement, or (iii) the date upon which the liquidation preference, and all interest thereon, has been paid by the Company to the holders of the issued Preferred Shares.

Redemption. Our Board may redeem the Rights for US$0.0001 per Right at any time before any person or group becomes an Acquiring Person. If our Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of US$0.0001 per Right. The redemption price will be adjusted if we have a stock split or stock dividends of our Ordinary Shares.

Anti-Dilution Provisions. Our Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Preferred Shares or ordinary shares. No adjustments to the Exercise Price of less than 1% will be made.

Amendments. The terms of the Rights Agreement may be amended by our Board without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, our Board may not amend the Rights Agreement in a way that adversely affects holders of the Rights.

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SIGNED

for and on behalf of SMX (SECURITY MATTERS) PLC

by its lawfully appointed attorney in the presence of:		/s/ H
Signature of Attorney

Witness:	/s/ Zeren Brown
Signature

Zeren Brown
Name

Address

SIGNED

for and on behalf of CONTINENTAL STOCK TRANSFER & TRUST COMPANY

in the presence of:		/s/
Signature

Witness:	/s/ Margaret B. Lloyd
Signature

Margaret B/ Lloyd
Name

1 State St, 30 FL, NY, NY 10004
Address

[Signature page to Shareholder Rights Agreement]